Exhibit 12.1

NorthStar Realty Finance Corp. Computation of Ratio of Assets-to-Equity

At December 31, 2005
Assets	$1,153,439,000
Stockholders' Equity	$248,425,000
Ratio of Assets-to-Equity	4.6:1
or	4.6x